Lightspeed Announces the Return of Dax Dasilva as CEO
Lightspeed Founder Reappointed to CEO Role, Replacing JP Chauvet

MONTREAL, February 15, 2024 /PRNewswire/ Lightspeed Commerce Inc. (NYSE | TSX: LSPD) announced today the reappointment of Founder Dax Dasilva as interim CEO. Dasilva most recently served as Lightspeed’s Executive Chair, and previous to this, served as the Company’s CEO from its inception in 2005 until February 2022. This appointment by Lightspeed’s Board, effective immediately, comes as JP Chauvet is stepping down. “I thank JP for his contributions, service and leadership at Lightspeed over the past eleven years,” said Dasilva.

“I founded this company, and am delighted to be named interim CEO to lead this next stage of profitable growth,” Dasilva continued. “The achievements of our last quarter serve as a testament to our potential, and we must continue to build upon this momentum. My vision is clear: cultivate a business model that fosters growth, prioritizes profitability and unlocks operational efficiencies to deliver ongoing value to our shareholders.”

Dasilva rejoins Lightspeed in the interim CEO role after the Company announced its third-quarter 2024 financial results last Thursday, February 8, 2024. Results for the quarter included total revenue of $239.7 million, which grew 27% year-over-year, and improved Net loss and Adjusted EBITDA1 ($40.2) million and $3.6 million respectively, surpassing previously established outlooks.

“On behalf of the Board, we welcome back Dax Dasilva as Lightspeed’s interim CEO,” said Patrick Pichette, Lead Independent Director of the Board. “His exceptional track record as the founder of this company speaks volumes about his visionary leadership and dedication to success over the years. Under his guidance, we have witnessed remarkable growth and innovation, propelling Lightspeed to the category leader it is today. I am confident that he will continue to steer Lightspeed towards new heights of success."

Leadership Changes

Along with Dasilva’s appointment as interim CEO, Lightspeed announced several changes to the leadership team and the Board. John Shapiro, SVP of Retail Technology has been promoted to Chief Product and Technology Officer, replacing Ryan Tabone who will be
1 Adjusted EBITDA is not a recognized measure under IFRS and does not have a standardized meaning prescribed by IFRS and is therefore not necessarily comparable to similar measures presented by other companies. The IFRS measure most directly comparable to Adjusted EBITDA presented in Lightspeed’s financial statements is net loss. The information contained under the heading “Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios” in the MD&A for the three and nine months ended December 31, 2023, which is available on the Company’s SEDAR profile at www.sedarplus.ca and on EDGAR at www.sec.gov, is incorporated by reference herein.

departing the Company in April 2024. In addition, Patrick Pichette, currently the company’s Lead Independent Director, will move into the role of interim Chair of the Board. These leadership changes are a reflection of the Company’s ongoing succession planning.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, see www.lightspeedhq.com.

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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including information regarding Lightspeed’s leadership team, product offerings and profitability. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedarplus.ca and on EDGAR at

www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

For further information: Media Contacts: Canada: Victoria Baker, NKPR - victoriab@nkpr.net; USA: Jennifer Fugel, Newsmaker Group- jfugel@newsmakergroup.com; Lightspeed Media Relations - media@lightspeedhq.com; Investor Relations: Gus Papageorgiou, Lightspeed Investor Relations - investorrelations@lightspeedhq.com